FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

HSBC BANK MALTA P.L.C.
HALF-YEARLY RESULTS FOR 2013

• Profit before tax of €53m for the six months ended 30 June 2013 - in line with the same period in 2012.

• Profit attributable to shareholders of €34m for the six months ended 30 June 2013 - in line with the same period in 2012, resulting in earnings per share of 11.8 cent.

• Total assets of €5,748m at 30 June 2013, down €139m, or 2%, compared with 31 December 2012.

• Customer accounts of €4,447m at 30 June 2013, down €70m, or 2%, compared with 31 December 2012.

• Return on equity for the six months ended 30 June 2013 of 16.3%, compared with 17.8% for the first half of 2012.

• Cost efficiency ratio for the period ended 30 June 2013 of 45.9%, compared with 45.4% for the same period in 2012.

• Capital adequacy ratio of 12.9% at 30 June 2013 compared with 12.4% at 31 December 2012. Core tier 1 ratio of 8.9% at 30 June 2013, compared with 8.3% at 31 December 2012.

Commentary

HSBC Bank Malta p.l.c. delivered a resilient performance in the six months ended 30 June 2013 reporting a profit before tax of €53m in line with the comparable period in 2012. This was principally the result of strong balance sheet management, effective cost control and a good performance from the Life business offset by the impact of lower interest margin earned.

All the three main business lines, Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets, were profitable during the period under review.

Net interest income reduced by 6% to €63m compared with €68m in the first half of 2012. The fall in net interest income reflected the impact of lower yields as the loan portfolio repriced in the low interest environment and lower average lending balances. This was partially offset by a fall in the cost of funds resulting from a move by customers to more readily accessible, shorter-dated deposits. In addition, a lower level of interest income was earned on debt securities as the proceeds of higher yielding maturing bonds were re-invested at lower yields.

Net fee and commission income of €16m for the six months ended 30 June 2013 was in line with first half of 2012.

HSBC Life Assurance (Malta) Ltd reported a profit before tax of €8m compared with €7m in the first half of 2012 reflecting a release in with profits modelling reserves as a result of improved product performance.

A net gain of €4m was reported on a higher level of disposals of available-for-sale securities compared to a net gain of €2m in the comparable period in 2012.

Operating expenses at €45m were well controlled and broadly in line with the first half of 2012. The increase of €1m, or 9%, in administrative expenses reflected a higher contribution by the bank to the depositor guarantee scheme and a rise in compliance, security and fraud-risk related costs. The continued investment to improve technology capabilities was funded by savings from simplification and re-engineering of processes. Cost efficiency ratio at 45.9% is in line with last year's ratio of 45.4%.

The bank's focus continues to be that of building a high quality asset base and, despite the ongoing economic uncertainties, there were no material new loan impairments reported in the period. Loan impairments at €0.8m were in line with the comparable period in 2012. At a bank level, non-performing loans remained stable at 5% of gross loans and asset quality remains generally good.

Net loans and advances to customers at €3,336m were only €18m lower than at 31 December 2012. In spite of a softening in loan demand the bank provided gross new lending to customers of €318m in the period. This reflects the bank's continued support to the local economy.

Customer deposits declined by €70m to €4,447m reflecting the normal volatility of corporate and institutional deposits. This fall was partially offset by higher levels of retail deposits achieved despite the heightened competition for deposits.

The bank's available-for-sale investment portfolio remains well diversified and conservatively positioned.

The bank's liquidity position remains strong with anadvances-to-deposits ratio of 75% compared with 74% at 31 December 2012.

The bank continued to strengthen its capital ratio which was 12.9% at 30 June 2013, comfortably exceeding the 8% minimum regulatory capital requirement. The bank intends to maintain a conservative approach to capital and will continue to build its capital where considered appropriate.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "We have continued to deliver resilient results for our shareholders against a very challenging European backdrop. Global conditions look to remain difficult for the medium term. However as part of one of the world's largest banking groups, operating in 80 countries and territories, HSBC Malta is well positioned to assist its customers explore opportunities in some of the world's faster growing markets.

"I would like to take this opportunity to thank our staff, directors and shareholders for their commitment, hard work and support during the first half of 2013."

The board is declaring an interim gross dividend of 10.0 cent per share (6.5 cent net of tax). This will be paid on 5 September 2013 to shareholders who are on the bank's register of shareholders at 16 August 2013.

Income Statements for the period 1 January 2013 to 30 June 2013

	Group		Bank
	6 mths to 30/06/13	6 mths to 30/06/12	6 mths to 30/06/13	6 mths to 30/06/12
	€000	€000	€000	€000
Interest receivable and similar income
- on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	72,757	76,742	72,745	76,733
- on debt and other fixed income instruments	9,516	12,137	9,152	11,094
Interest expense	(18,766)	(21,248)	(18,826)	(21,434)
Net interest income	63,507	67,631	63,071	66,393

Fee and commission income	16,491	16,821	14,730	14,584
Fee and commission expense	(861)	(1,015)	(732)	(821)
Net fee and commission income	15,630	15,806	13,998	13,763

Dividend income	-	-	7,692	7,680
Trading profits	4,885	4,525	4,885	4,525
Net income from insurance financial instruments designated at fair value	12,687	17,385	-	-
Net gains on sale of available-for-sale financial investments	3,595	2,247	3,568	2,175
Net earned insurance premiums	34,493	33,446	-	-
Net other operating (expense)/income	(619)	4,510	397	431
Total operating income	134,178	145,550	93,611	94,967

Net insurance claims incurred and movement in policyholders' liabilities	(35,596)	(46,435)	-	-
Net operating income	98,582	99,115	93,611	94,967

Employee compensation and benefits	(24,035)	(25,007)	(22,326)	(23,378)
General and administrative expenses	(18,051)	(16,613)	(16,791)	(15,480)
Depreciation	(1,734)	(2,144)	(1,730)	(2,140)
Amortisation	(1,428)	(1,196)	(1,413)	(1,187)
Net operating income before net impairment charges and provisions	53,334	54,155	51,351	52,782

Net impairment	(351)	(826)	(351)	(806)
Net provisions for liabilities and other recoveries	52	-	52	-
Profit before tax	53,035	53,329	51,052	51,976
Tax expense	(18,689)	(18,819)	(17,995)	(18,337)
Profit for the period	34,346	34,510	33,057	33,639

Profit attributable to shareholders	34,346	34,510	33,057	33,639

Earnings per share	11.8c	11.8c	11.3c	11.5c

Statements of Comprehensive Income for the period 1 January 2013 to 30 June 2013

	Group		Bank
	6 mths to 30/06/13	6 mths to 30/06/12	6 mths to 30/06/13	6 mths to 30/06/12
	€000	€000	€000	€000

Profit attributable to shareholders	34,346	34,510	33,057	33,639

Other comprehensive income
Available-for-sale investments:
- fair value gains	6,089	3,700	6,186	3,664
- fair value gains transferred to profit or loss on disposal	(3,595)	(2,247)	(3,568)	(2,175)
- income taxes	(873)	(509)	(916)	(521)
Other comprehensive income for the period, net of tax	1,621	944	1,702	968

Total comprehensive income for the period, net of tax	35,967	35,454	34,759	34,607

Statements of Financial Position at 30 June 2013
	Group		Bank
	30/06/13	31/12/12	30/06/13	31/12/12
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	114,017	106,991	109,626	106,990
Cheques in course of collection	11,647	7,211	11,647	7,211
Derivatives	12,473	17,615	12,473	17,615
Financial assets designated at fair value	467,174	454,591	-	-
Financial investments	995,837	987,471	972,993	962,721
Loans and advances to banks	537,445	681,352	537,233	678,765
Loans and advances to customers	3,336,120	3,354,413	3,336,120	3,354,413
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	88,859	91,210	10,894	11,943
Property, plant and equipment	53,809	54,872	53,894	54,953
Investment property	14,471	14,471	11,660	11,660
Non-current assets held for sale	10,809	11,240	10,809	11,240
Current tax assets	5,544	6,134	979	2,727
Deferred tax assets	9,351	11,273	9,331	11,253
Other assets	50,307	46,509	8,755	8,982
Prepayments and accrued income	40,007	41,121	35,544	35,699
Total assets	5,747,870	5,886,474	5,157,665	5,311,879

Liabilities
Derivatives	13,053	17,857	13,084	18,172
Deposits by banks	149,091	258,611	148,486	258,611
Customer accounts	4,446,579	4,516,999	4,472,073	4,537,127
Current tax liabilities	8,366	24	8,218	-
Deferred tax liabilities	27,221	24,363	-	-
Liabilities to customers under investment contracts	17,355	17,254	-	-
Liabilities under insurance contracts issued	509,075	493,254	-	-
Other liabilities	33,272	29,222	27,474	24,395
Accruals and deferred income	30,905	33,559	30,487	32,143
Provisions for liabilities and other charges	4,047	7,493	3,980	7,423
Subordinated liabilities	87,266	87,240	88,013	87,987
Total liabilities	5,326,230	5,485,876	4,791,815	4,965,858
Equity
Called up share capital	87,552	87,552	87,552	87,552
Revaluation reserve	39,258	37,637	38,677	36,975
Retained earnings	294,830	275,409	239,621	221,494
Total equity	421,640	400,598	365,850	346,021
Total liabilities and equity	5,747,870	5,886,474	5,157,665	5,311,879

Memorandum items
Contingent liabilities	105,172	104,569	106,875	106,272
Commitments	1,046,182	1,073,831	1,051,759	1,081,194

The financial statements were approved and authorised for issue by the Board of Directors on 5 August 2013 and signed on its behalf by:

Sonny Portelli Chairman                                                                 Mark Watkinson, Chief Executive Officer

Statements of Changes in Equity for the period 1 January 2013 to 30 June 2013

Share capital		Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2013	87,552	37,637	275,409	400,598
Profit for the period	-	-	34,346	34,346

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	3,958	-	3,958
- fair value gains transferred to profit or loss on disposal, net of tax on disposal, net of tax	-	(2,337)	-	(2,337)
Total other comprehensive income	-	1,621	-	1,621
Total comprehensive income for the period	-	1,621	34,346	35,967

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	- -	61	61
- dividends	-	-	(14,986)	(14,986)
Total contributions by and distributions to owners	-	-	(14,925)	(14,925)
At 30 June 2013	87,552	39,258	294,830	421,640

At 1 January 2012	87,552	32,872	246,041	366,465

Profit for the period	-	-	34,510	34,510

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	2,405	-	2,405
- fair value gains transferred to profit or loss on disposal, net of tax	-	(1,461)	-	(1,461)
Total other comprehensive income	-	944	-	944
Total comprehensive income for the period	-	944	34,510	35,454

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	156	156
- dividends	-	-	(13,658)	(13,658)
Total contributions by and distributions to owners	-	-	(13,502)	(13,502)
At 30 June 2012	87,552	33,816	267,049	388,417

Statements of Changes in Equity for the period 1 January 2013 to 30 June 2013

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2013	87,552	36,975	221,494	346,021

Profit for the period	-	-	33,057	33,057

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	4,021	-	4,021
- fair value gains transferred to profit or loss on disposal, net of tax on disposal, net of tax	-	(2,319)	-	(2,319)
Total other comprehensive income	-	1,702	-	1,702
Total comprehensive income for the period	-	1,702	33,057	34,759

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	56	56
- dividends	-	-	(14,986)	(14,986)
Total contributions by and distributions to owners	-	-	(14,930)	(14,930)
At 30 June 2013	87,552	38,677	239,621	365,850

At 1 January 2012	87,552	32,099	192,203	311,854

Profit for the period	-	-	33,639	33,639

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	2,382	-	2,382
- fair value gains transferred to profit or loss on disposal, net of tax	-	(1,414)	-	(1,414)
Total other comprehensive income	-	968	-	968
Total comprehensive income for the period	-	968	33,639	34,607

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	148	148
- dividends	-	-	(13,658)	(13,658)
Total contributions by and distributions to owners	-	-	(13,510)	(13,510)
At 30 June 2012	87,552	33,067	212,332	332,951

Statements of Cash Flows for the period 1 January 2013 to 30 June 2013

	Group		Bank
	6 mths to 30/06/13	6 mths to 30/06/12	6 mths to 30/06/13	6 mths to 30/06/12
	€000	€000	€000	€000

Cash flows from operating activities
Interest, commission and premium receipts	130,984	132,959	92,030	94,950
Interest, commission and claims payments	(45,098)	(45,329)	(18,729)	(20,801)
Payments to employees and suppliers	(43,099)	(45,106)	(40,941)	(41,819)
Operating profit before changes in operating assets/liabilities	42,787	42,524	32,360	32,330
(Increase)/decrease in operating assets:
Financial assets designated at fair value	(1,385)	(13,536)	-	-
Reserve deposit with Central Bank of Malta	637	44,668	637	44,668
Loans and advances to customers and banks	14,484	(45,435)	14,484	(45,435)
Treasury Bills	(5,380)	74,079	(989)	74,079
Other receivables	(8,643)	(17,288)	(4,614)	(7,244)
(Decrease)/increase in operating liabilities:
Customer accounts and deposits by banks	(66,317)	250,688	(61,242)	248,591
Other payables	3,473	7,567	(253)	(280)
Net cash (used in)/ from operating activities before tax	(20,344)	343,267	(19,617)	346,709
Tax paid	(5,901)	(6,509)	(4,369)	(5,601)
Net cash (used in)/from operating activities	(26,245)	336,758	(23,986)	341,108
Cash flows from investing activities
Dividends received	367	327	5,000	5,000
Interest received from financial investments	15,685	21,754	13,509	15,376
Purchase of financial investments	(375,666)	(259,937)	(373,631)	(259,937)
Proceeds from sale and maturity of financial investments	365,251	228,649	361,442	223,263
Purchase of property, plant and equipment and intangible assets	(616)	(2,431)	(576)	(2,399)
Proceeds on sale of property, plant and equipment and intangible assets	-	21	-	21
Net cash from/(used in) investing activities	5,021	(11,617)	5,744	(18,676)
Cash flows from financing activities
Dividends paid	(14,986)	(13,658)	(14,986)	(13,658)
Cash used in financing activities	(14,986)	(13,658)	(14,986)	(13,658)
(Decrease)/increase in cash and cash equivalents	(36,210)	311,483	(33,228)	308,774
Effect of exchange rate changes on cash and cash equivalents	(7,282)	21,704	(7,281)	22,029
Net (decrease)/increase in cash and cash equivalents	(28,928)	289,779	(25,947)	286,745
	(36,210)	311,483	(33,228)	308,774
Cash and cash equivalents at beginning of period	428,661	207,764	426,073	207,709
Cash and cash equivalents at end of period	392,451	519,247	392,845	516,483

a)      Class of business

The group's segments are organised into three global businesses: Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets. The global businesses reflect the way the CEO, as chief operating decision-maker, reviews financial information in order to make decisions about allocating resources and assessing performance.  Information provided to the chief operating decision-maker is measured in accordance with IFRSs as adopted by the EU.

	Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group Total
	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to
	30/06/13	30/06/12	30/06/13	30/06/12	30/06/13	30/06/12	30/06/13	30/06/12	30/06/13	30/06/12
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Group
Net interest income
- External	21,512	22,357	33,940	34,875	8,055	10,399	-	-	63,507	67,631
- Inter-segment	8,358	8,335	(9,291)	(6,326)	933	(2,009)	-	-	-	-
	29,870	30,692	24,649	28,549	8,988	8,390	-	-	63,507	67,631
Net non-interest income
- External	19,621	18,113	7,392	6,664	8,062	6,707	-	-	35,075	31,484
- Inter-segment	(548)	(565)	453	484	423	465	(328)	(384)	-	-
	19,073	17,548	7,845	7,148	8,485	7,172	(328)	(384)	35,075	31,484

External employee compensation and benefits
- External	(15,971)	(16,735)	(6,164)	(6,377)	(1,900)	(1,895)	-	-	(24,035)	(25,007)

General and administrative expenses
- External	(13,078)	(11,808)	(3,993)	(3,944)	(980)	(861)	-	-	(18,051)	(16,613)
- Inter-segment	(328)	(384)	-	-	-	-	328	384	-	-
	(13,406)	(12,192)	(3,993)	(3,944)	(980)	(861)	328	384	(18,051)	(16,613)

External depreciation	(1,368)	(1,705)	(312)	(358)	(53)	(81)	-	-	(1,734)	(2,144)

External amortisation	(954)	(802)	(430)	(355)	(45)	(39)	-	-	(1,428)	(1,196)

External net impairment	(423)	(699)	(28)	(107)	100	(20)	-	-	(351)	(826)
External net provisions for liabilities and other recoveries
	-	-	52	-	-	-	-	-	52	-
Profit before tax	16,821	16,107	21,619	24,556	14,595	12,666	-	-	53,035	53,329

Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group Total
30/06/13	31/12/12	30/06/13	31/12/12	30/06/13	31/12/12	30/06/13	31/12/12	30/06/13	31/12/12
€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Total assets
Segment total assets
2,584,370	2,535,765	1,572,310	1,624,874	1,591,190	1,725,835	-	-	5,747,870	5,886,474
Average total assets
2,590,067	2,511,192	1,568,592	1,627,247	1,658,513	1,717,219	-	-	5,817,172	5,855,658
Total Equity
203,734	197,198	186,771	177,737	31,135	25,663	-	-	421,640	400,598

b) Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

c) Products and services

The group provides a comprehensive range of banking and related financial services to its customers.
The products and services offered to customers are organised by global businesses.

 - Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

- Commercial Banking ('CMB') product offerings include the provision of receivables financing services, payments and cash management, international trade finance, commercial cards, insurance, cash and derivatives in foreign exchange and interest rates, and online and direct banking offerings.

- Global Banking and Markets ('GB&M') provides tailored solutions to corporate and institutional clients. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services; a markets business that provides services in rates, foreign exchange, money markets and securities services; and principal investment activities.

 Basis of preparation

The condensed interim financial statements have been extracted from HSBC Bank Malta p.l.c.'s (the 'bank') and its subsidiary undertakings (collectively referred to as the 'group') unaudited management accounts for the six month period ended 30 June 2013. These condensed interim financial statements are being published in terms of Chapter 5 of the Listing Rules issued by the Listing Authority and in terms of the Prevention of Financial Markets Abuse Act, 2005.

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, adopted by the EU. They do not include all the information required for a complete set of annual financial statements, and should be read in conjunction with the financial statements for the year ended 31 December 2012.

The accounting policies applied in these condensed interim financial statements are the same as those applied by the group in its financial statements as at and for the year ended 31 December 2012.

As required by IAS 34, Interim Financial Reporting, adopted by the EU,  these interim financial statements include comparative statements of financial position information at the previous financial year end and comparative income statements and statements of comprehensive income information for the comparable interim periods of the immediately preceding financial year.

Related party transactions with other members of the HSBC Group covering the period 1 January to 30 June 2013 have not materially affected the performance for the period under review.

Certain comparative amounts have been reclassified to comply with the current period's presentation.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

Statement pursuant to Listing Rule 5.75.3 issued by the Listing Authority

 I confirm that to the best of my knowledge:

•      the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2013, financial performance and cash flows for the period then ended, in accordance with IAS 34 Interim Financial Reporting, adopted by the EU; and

• the commentary includes a fair review of the information required in terms of Listing Rule 5.81 to 5.84.

Mark Watkinson, Chief Executive Officer

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 05 August 2013